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2003 Annual Report

Chairman’s Message

To my fellow shareholders:

On behalf of your Board of Directors it is my pleasure to highlight for you how important 2003 was for Zi Corporation and to share with you the progress we have made in enhancing corporate governance at the Company. From an operational and financial perspective, 2003 was not only a year of major accomplishment, it was also a time when the Company made significant advances in the marketplace. I am convinced we are now well positioned to take full advantage of the opportunities we see ahead of us in the next 12 to 18 months. We have clearly built considerable momentum in the past 12 months and I sincerely believe we have a long and bright future ahead of us.

Our Zi Technology business achieved a large number of important financial, product and marketing milestones in 2003 as Mike Donnell discusses in his letter to you, and I am pleased to report that significant operational progress was also made by Oztime. The benefits from that progress are moving us much closer to our goal of monetization of Oztime. Additionally, we saw operational advancements at Magic Lantern, where we have a minority interest, and we look forward to even more positive developments on all fronts in the upcoming year.

I would now like to highlight the strides we took throughout the year to strengthen corporate governance at Zi Corporation. In made the decision to split the role of Chairman and CEO, naming our President Mike a position I held in years past. I continue to serve the Company’s shareholders as the Board. We believe the move to split the two positions demonstrates to our and to the general public that the Board of Directors truly values independence and its taking seriously its responsibility to provide fair and diligent counsel to management representation to our shareholders.

Additionally, to assist with comparisons to our industry peers in a broader geography, we have adopted accounting standards generally accepted in the United States.

We believe it is important that our shareholders know that your Board continues to take seriously its role as stewards of the public trust. We will do everything in our power to demonstrate our commitment to providing our shareholders a forthright, accurate reflection of the financial condition and operations of Zi Corporation. This promises to be a great year for Zi Corporation and we look forward to sharing that progress with you.

Sincerely,

(signed)
Michael E. Lobsinger
Chairman of the Board
April 8, 2004

President’s Message

To our shareholders:

The year 2003 was marked by a large number of noteworthy accomplishments and was, in nearly every respect, a watershed year for Zi Corporation. We made significant strides in virtually all areas of our operations: from product development programs that by year end saw the roll out of our eZiText Version 6 software and eZiTap Version 2 software, to sales and marketing initiatives that are leading to rapid increases in market share, to sound fiscal practices that are quickly leading us to profitability. We expanded our worldwide customer base, increased our presence in existing and new markets, established several new key alliances, and dealt with a number of external issues and distractions that we believe are now mostly behind us. Our entire team is doing an excellent job of executing our business plan as the results for 2003 clearly demonstrate and, thanks to the operational momentum we have built, we believe the Company is now positioned for sustainable increases in revenue and profitability going forward.

Of course, the most visible measure of our progress comes from looking at Zi from a financial perspective. Worldwide revenues from our primary business, Zi Technology, increased 33 percent from the prior year to $13.6 million and company-wide revenues rose 36 percent to $14.5 million if you exclude the $2.5 million in 2002 revenues from our former e-learning subsidiary, which we sold late that year. I am convinced our rate of growth is a solid indication of the market’s demand for the advanced features of our new product versions. The 2003 net loss declined sharply to $4.4 million from a net loss of $40.2 million in 2002, which represents a fully diluted loss of $0.11 per share, down from a loss of $1.07 per share in 2002.

As of December 31, 2003, we had signed a total of 98 licensees, which is an almost 56 percent increase from 63 licensees at the end of 2002. During 2003, 182 new handset models embedded with eZiText were released into the market. These results clearly demonstrate our ability to grow the top line while also emphasizing prudent levels of operating expense, which led to our significantly improved year-over-year results.

The fourth quarter of 2003 was a clear signal of the progress we made in just 12 months. Company-wide the net loss in the quarter declined sharply from the prior year fourth quarter to almost breakeven as we reported a net loss of $80,000, or a fully diluted loss of less than a penny per share. This compares to a net loss of $6.5 million, or a fully diluted loss per share of $0.17, in the 2002 fourth quarter. We also reached a key financial milestone in the 2003 fourth quarter becoming operating cash flow positive. Our Zi Technology business generated operating income in the 2003 fourth quarter of approximately $1.4 million, up from operating income of $119,000 in the 2002 fourth quarter. For the full year, this core business unit produced operating income of approximately $2.3 million, up from a 2002 operating loss of $1.6 million, or a year-to-year improvement of approximately $3.9 million.

Today, Zi solutions sit at the heart of more than 400 different mobile phone models around the world, and in excess of 72 million handset units in the market worldwide use our technology. And we have just introduced enhancements to our core technologies that feed directly into one of the world’s fastest growing markets—the short messaging or SMS market. This is a market that Ovum Research predicts could reach a volume of 2 trillion wireless messages being sent around the world by 2008, a growth curve that bodes very well for Zi Corporation.

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Table of Contents      3 Management’s Discussion and Analysis of Financial Condition and Results of Operations     16 Financial Review
                                22 Notes to the Consolidated Financial Statements         IBC Corporate Information

I would like to underscore the notion that we are operating in a truly global industry. Those of us who spend most of our time in America are witnessing only a very small segment of the vast wireless telecommunications market burgeoning around us. In many ways, America is far behind the rest of the world in the use of mobile phones and wireless services. If you take a look at the rest of the world –areas such as Europe and of course Asia – the wireless industry is literally everywhere and Zi is a major part of it. Thanks to the hard work our employees and partners, we are seeing increased interest and penetration of our technologies in geographic markets around the world. have the distribution, the customer relationships, the market presence and the breadth of product offerings to capture an increasing share this exciting global market.

Industry analysts forecast further industry growth will increasingly come from innovations which will sustain demand in of the world with established wireless markets and from the continuing rise of emerging markets such as India, Russia, China and Brazil. While our position in the Chinese market continues to increase, we are also seeing an ongoing expansion of our products other world markets as we seek new product opportunities with our current distribution channels; and as Chinese manufacturers execute the strategy to export into Europe and the Americas.

Finally, I have been with Zi for eight months now and it is exciting to see the new feeling of optimism that has begun to pervade the entire organization. We are convinced that a period of prosperity lies directly ahead for Zi and throughout the Company there is a and enthusiastic commitment to succeed. Our optimism is firmly based on the work we have done to get us where we are today. We have the past few years laying the groundwork for our future, in terms of licensing our technology, establishing our royalty base and enhancing products. Our product line has now evolved into being the most accurate and reliable on the market, not only in terms of Asian languages, but also for all the other major languages spoken in every geographic Along with our new dual language capability, our newly enhanced prediction abilities can across any database residing on a wireless handset including things like the contacts accessed website addresses or any other database that resides on the handset. We can say that our products and technology provide far greater usability than those of any of our there is much more to come.

While we still face a number of business and market challenges over the coming months, I am convinced that we are well positioned to achieve our goals. I would like to express our sincere appreciation for the commitment and hard work of all our employees and recognize and thank our customers, suppliers and shareholders for their continued confidence and support.

Sincerely,

(signed)
Mike Donnell

President and Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three years ended December 31, 2003, 2002 and 2001, should be read in conjunction with the consolidated financial statements and related notes in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) has been prepared with reference to the Company’s audited consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All financial information herein is presented in Canadian dollars, except per share data, and except as otherwise indicated. Historically, the primary consolidated financial statements of Zi Corporation (the “Company” or “Zi”) have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company’s financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements.

Other revisions to disclosures throughout the Company’s consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures.

The effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 17 to the consolidated financial statements.

Forward Looking Information

This MD&A contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see the Company using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “will”, “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause Zi’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in “Risk Factors”.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management on the date the statements are made. Although the Company believes that the forward-looking statements presented in this document are reasonable, Zi does not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and Zi does not assume responsibility for failure to do so. The Company does not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. (“MLG”), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company’s discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design to the telecommunications industry.

Executive Summary of Results of Operations

For the years ended December 31 (thousands except per share amounts)	2003	2002	2001
Revenue	$14,491	$13,204	$5,379
Gross margin	13,888	11,576	3,739
Net loss from continuing operations	(4,392)	(31,169)	(12,264)
Discontinued operations	–	(9,077)	(7,958)
Net loss	$(4,392)	$(40,247)	$(20,222)
Total assets	$13,644	$18,264	$47,900
Net loss per share from continuing operations – basic and diluted	$(0.11)	$(0.83)	$(0.33)
Net loss per share – basic and diluted	$(0.11)	$(1.07)	$(0.54)
Outstanding shares, weighted average	38,720	37,767	37,191
Outstanding shares, end of period	39,372	37,914	37,545

All dollar amounts are in Canadian dollars and in accordance with US GAAP. This information should be read in conjunction with the Company’s audited financial statements and notes.

Zi Corporation 2003         3

Zi develops intelligent interface solutions to enhance the usability of mobile and consumer electronic devices. The Company's embedded software products make electronic devices such as mobile phones, personal digital assistants, voice over internet protocol phones and television set-top boxes easier to use in 41 unique language databases. The Company's core technology products, eZiText® and eZiTap™, are predictive text input solutions that permit easy input of words on small form factor devices that have limited keypads such as a mobile phone. The Company's products predictively complete words and automatically learn new user created personal language. By predictively offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce, Web browsing, and similar applications in almost any written language

At December 31, 2003, Zi has signed 98 license agreements with customers. Zi's eZiText and eZiTap customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, LG Electronics, Sanyo, Alcatel, Kyocera, Fujitsu, UTStarcom, Ningo Bird, TCL and DBTel. Substantially all of the Zi-enabled devices have been sold in the Asian market. With the progressive development of smart phones in the wireless industry, there is increasing adoption of Zi technologies for these data centric devices in both Asia and other parts of the world.

In addition to its core Zi Technology business, Zi's e-Learning investments include its wholly owned subsidiary, Oztime and a 45 percent equity interest in MLG. Oztime is a leading e-Learning provider in China, combining technology, content and customer service for Chinese organizations, enterprises and individuals. MLG is a Canadian based provider of educational video and video streamed content.

Zi made a number of important operating and marketing gains in its Zi Technology business in 2003. Zi continued to sign important licensing agreements with key customers, develop alliance relationships with key wireless industry players and expand into other geographic markets and industry segments.

Zi expanded into the rapidly growing Chinese Handyphone System (PHS) market with market leaders such as UTStarcom, Sanyo, Fujitsu I-Network Systems and China Putian's subsidiary, ChinaYoutong. The Company expanded its penetration into the mobile phone space and also made strides into the North American market with handset introductions with leading innovators such as Samsung and Kyocera.

Zi also grew the Company's presence and reach by expanding its partnership community by signing several alliance agreements in 2003. Through new alliances, Zi can expand the reach of its product suite through third party integrations into handset manufacturers. Two examples of this include the launch of an eZiTap front end processor (FEP) for the Symbian platform and the pre-integration of Zi's products as standardized text input interfaces in Wavecom's Open MMI software development kit. These relationships with key industry players are important as the handset supply chain is rapidly changing and consolidating to address the handset manufacturers' need for more complete solutions and faster time-to-market.

On the product front, Zi further advanced the development of its core technologies with the roll-out of Version 6 of eZiText and Version 2 of eZiTap to customers and new licensees around the world. Zi collaborated with customers, focusing Version 6 development efforts on delivering enhanced languages and end user functionality while reducing overall memory requirements. Zi also concentrated on improving customer service by deploying additional technical support, tools and documentation to shorten the implementation time of products and to reduce customers' engineering efforts.

Zi expanded the distribution channel of product offerings with the introduction of a downloadable version of the eZiTap application for Sony Ericsson's product line of P800 and P900 smart phones.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgements that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgements used in preparation of its Consolidated Financial Statements.

Going Concern Basis

The Company's audited consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand note payable on terms described in note 8 to the Company's audited consolidated financial statements. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002 the Company settled a judgment in favour of Tegic Communications Inc. ("Tegic"), a division of AOL Time Warner ("AOL") as discussed in note 13 to the Company's audited consolidated financial statements. Under the terms of the settlement agreement, the Company, among other things, is obliged as at December 31, 2003 to pay a final installment of US$750,000, which was paid on January 2, 2004.

4     MD&A

Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings, pay the remaining scheduled installment payment due under the settlement agreement with AOL and increase revenue and achieve profitability. The Company's audited consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the US Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues –provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 10 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Operating Results

Discontinued Operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $4.4 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $9.1 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

Zi Corporation 2003     5

Net Loss

In 2003, the Company significantly reduced its net loss to $4.4 million from $40.2 million in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing selling, general & administration costs ("SG&A") and research and development costs. Other contributing factors to the year over year decrease in the net loss were the absence of discontinued business segments and write offs associated with impairment of intangible assets and litigation and judgement settlement costs as experienced in 2002.

In 2002, the financial impact of the loss at trial under the patent infringement suit required the Company to assess its ability to fund an appeal of the jury verdict, as well as its other businesses and investments. Consequently, included in the net loss of $40.2 million is provision for net losses in the aggregate amount of $24.9 million in respect of VoIP and Bluetooth technology business (the former Zi Services business segment) and Oztime, legal fees and judgment settlement costs.

Results from Continuing Operations

The continued growth of Zi's customer base and the increase in licensees' models delivered to market has resulted in an increase in revenue from the Company's core technology business of 33 percent to $13.6 million over 2002 revenue of $10.2 million. Revenue from all segments increased 10 percent to $14.5 million from $13.2 million in 2002. Excluding 2002 revenue from Magic Lantern Communications Ltd. ("Magic Lantern") of $2.5 million, which was sold in November 2002, the year over year increase is $3.8 million or 36 percent. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

Revenue from continuing operations for 2002 rose to $13.2 million, increasing 145 percent from $5.4 million in 2001. The increase is due primarily to the increase in size of the Company's eZiText customer base, with 30 licensees paying royalties in 2002, compared to 14 in 2001, and revenue associated with operations of Magic Lantern acquired in 2002 and included as part of Zi's e-Learning business segment from the date of acquisition in March 2002 until its sale in November 2002.

The net loss from continuing operations for 2003 was $4.4 million compared to $31.2 million in 2002. Loss per share from continuing operations was $0.11 in 2003 compared to $0.83 in the prior year. This decrease was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. Other contributing factors to the year over year decrease in the net loss from continuing operations were the absence of write offs associated with impairment of intangible assets and reduction of litigation and judgement settlement costs as experienced in 2002.

The net loss from continuing operations for 2002 was $31.2 million compared to $12.3 million in 2001. Loss per share from continuing operations was $0.83 in 2002 compared to $0.33 in the prior year. The increase in net loss from continuing operations was largely due to $11.8 million in legal fees and litigation settlement costs, impairment of goodwill of $2.0 million, impairment of deferred software development costs of $2.4 million and higher losses from e-Learning investments.

Revenue

Revenue from continuing operations rose $1.3 million to $14.5 million in 2003, or 10 percent over 2002. License and implementation fees rose $3.4 million to $13.6 million in 2003, or 33 percent over 2002. Other product revenue of $0.9 million relates to the e-Learning business segment and has decreased by $2.1 million over 2002 due to the sale of Magic Lantern in November 2002. By adjusting 2002 other product revenue to exclude $2.5 related to Magic Lantern, other product revenue rose $0.4 million or 83 percent to $0.9 million in 2003. This increase is attributable to an increase in Oztime customer contracts.

License and implementation fees reflect royalties earned from 45 eZiText licensees in 2003, compared to 30 licensees in the same period a year earlier. During 2003, 182 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2003 to 398 compared to 216 a year earlier. The Company has increased its market penetration and is reducing its dependence on the Asian market through the increasing usage of eZiText by customers on new devices introduced into the North American and European markets.

In 2002, revenue from continuing operations rose $7.8 million to $13.2 million, or 145 percent over 2001. License and implementation fees rose $5.0 million to $10.2 million in 2002, or 98 percent over 2001. Other product revenue, including $2.5 million from Magic Lantern, rose $2.8 million to $3.0 million in 2002.

License and implementation fees reflect earned royalties from 30 eZiText licensees in 2002, compared to 14 in the same period a year earlier. During 2002, 154 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2002 to 216 compared to 62 a year earlier.

In 2001, revenue from continuing operations decreased $1.1 million or 17 percent from 2000. License and implementation fees decreased $1.1 million or 18 percent over 2000. Other product revenue remained unchanged over the prior year. License and implementation fees reflect revenue from 14 licensees, compared to three a year earlier.

6     MD&A

Cost of Sales and Gross Margin

In 2003, gross margin from continuing operations increased $2.3 million to $13.9 million, or 20 percent over the 2002 level. Cost of sales includes the allocation of research and development expenditures associated with projects carried out to modify existing products to meet specific customer requirements. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 96 percent from 88 percent in 2002.

Gross margin from license and implementations fees in 2003 remained unchanged at 96 percent of revenue from 2002. This is due to the fact that in both years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-generating eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than royalties generated through licensees.

In 2002, gross margin from continuing operations increased $7.8 million to $11.6 million, or 210 percent over the 2001 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 88 percent from 70 percent in 2001.

Gross margin from license and implementation fees in 2002 increased to 96 percent of revenue from 72 percent of revenue in 2001. This was due to the fact that in 2002 more of the revenue was royalty based as opposed to services based. This reflected the increased royalty-bearing eZiText implementations on handset models penetrating the market and the fact that implementations have a higher cost of sales than license fees. This increase was partially offset by a lower gross margin as a percentage of revenue attributable to Magic Lantern than is attributed to Zi Technology software.

In 2001, gross margin from continuing operations decreased $1.5 million or 29 percent from the level in 2000. As a percentage of revenue, gross margin decreased to 70 percent from 81 percent in 2000.

Selling, General and Administrative Expenses

SG&A from continuing operations decreased $6.5 million or 36 percent to $11.4 million in 2003 over 2002. The decrease is partially attributable to the reduction of $3.2 million realized through the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to effect a more competitive and profitable structure and by concentrating resources on the Company's core technology business.

SG&A from continuing operations increased $7.6 million or 75 percent to $17.8 million in 2002 over 2001. The increase was partially attributable to SG&A of $3.2 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2003, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts.

SG&A from continuing operations increased $4.1 million or 66 percent to $10.2 million in 2001 from $6.2 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States.

Legal

Legal costs for 2003 decreased $10.6 million to $1.2 million in 2003 over 2002. The decrease in legal fees is related primarily to the settlement in 2002 of the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's audited consolidated financial statements.

Legal costs for 2002, as discussed in note 13 "Contingent Liabilities" to the Company's audited consolidated financial statements, increased $8.7 million to $11.8 million in 2002 over 2001.

During 2001, legal costs increased $1.4 million to $3.1 million compared to the previous year. The increase in legal fees was related primarily to the patent litigation as discussed in note 13 "Contingent Liabilities" to the Company's audited consolidated financial statements.

Product Research and Development Expense

Product research and development expense from continuing operations decreased to $2.9 million in 2003 from $4.4 million in 2002. Product research and development costs relate to the development of new, but not yet commercialized products and to the ongoing cost of development and enhancement of products that are already in the market and available for sale.

In 1999, eZiText was in the early stages of its life cycle and substantially all development costs were deferred. In 2000, the Company continued to refine and develop eZiText, and certain costs related to eZiText were expensed to reflect the maintenance and upgrade nature of the expenditure. In 2001, 2002 and 2003 this trend continued.

In the Oztime business unit, all of the product research and development costs prior to 2001 were expensed. In 2001, Oztime achieved the critical milestone of proving technical feasibility and commercial viability through customer acceptance of its technology and commenced deferral of product development costs. At September 30, 2002, as a result to the unfavourable litigation outcome, the Company determined that recovery of these costs was uncertain and recorded a $2.3 million provision for impairment of all capitalized costs within Oztime.

Zi Corporation 2003     7

Product research and development expense from continuing operations rose to $4.4 million in 2002 from $1.0 million in 2001. In 2001, product research and development expense from continuing operations decreased $1.6 million or 61 percent from 2000, primarily as a result of deferral of product research and development costs related to Oztime.

Depreciation and Amortization

Depreciation and amortization from continuing operations decreased in 2003 by $2.0 million or 51 percent to $1.9 million from $3.8 million in 2002. The decrease is due to the decrease in the remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements. In 2002, depreciation and amortization from continuing operations was $3.8 million, an increase of $0.8 million or 26 percent from the level in 2001. The increase was due to increased amortization of eZiText and Oztime related deferred software development costs.

In 2001, depreciation and amortization from continuing operations was $3.1 million, a decrease of $0.5 million or 14 percent from the level in 2000.

Impairment of Goodwill

In 2002, as a result of the unfavourable litigation outcome, the Company determined that recovery of goodwill related to Oztime was uncertain and recorded an impairment charge of $2.0 million.

Impairment of Intangible Assets

In 2002, as a result of the unfavourable litigation outcome, the Company determined that the recovery of deferred software development costs related to Oztime was uncertain and recorded an impairment charge of $2.3 million.

Interest and Other Income

The reduction in interest income to $33,685 in 2003 from $0.3 million in 2002 is due to the Company's overall net cash indebtedness throughout most of 2003. Cash resources were used to meet ongoing operating cash usage requirements and to repay outstanding debt obligations.

The reduction in interest income to $0.3 million in 2002 from $1.6 million in 2001 was due to lower interest rates on lower cash balances. In 2002, interest rates earned on funds on deposit and other liquid investments ranged between one and three percent.

The reduction in interest income to $1.6 million in 2001 from $3.3 million in 2000 was due to declining interest rates on lower cash balances. Interest rates earned on funds during 2000 were in the range of five to six percent. In 2001, interest rates dropped to a low of 2.5 percent.

Interest Expense

Other interest expense increased $0.5 million to $0.9 million reflecting interest paid and financing fees amortized on a note payable of US$3.3 million until its refinancing on May 7, 2003 and on US$1.9 million until June 20, 2003 after which it was repaid. Interest on long-term debt from continuing operations in 2003 represents interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment.

Interest on long-term debt from continuing operations in 2002 included $0.1 million of interest on debt owed by Magic Lantern. In 2002, other interest expense from continuing operations included the amortized portion of a deferred financing cost of US$0.3 million and interest expense both related to a note payable of US$3.3 million outstanding at December 31, 2002.

Interest on long-term debt from continuing operations in 2001 represents interest on capital lease obligations.

Income Tax Expense

As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax loss carryforwards, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2003, 2002 and 2001, Zi incurred losses for tax purposes, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the future tax assets of $18.8 million is reflected in note 13 to the Company's audited consolidated financial statements.

Zi has tax loss carryforwards of approximately $65.2 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

8     MD&A

Net Loss from Continuing Operations

Zi's net loss from continuing operations decreased to $4.4 million in 2003 from $31.2 million in 2002. The decrease in loss of $26.8 million was due to:

$6.5 million decrease in SG&A costs;
$10.6 million decrease related to legal expenditures;
$1.4 million decrease in product research and development expense;
$2.0 million increase in depreciation and amortization;
$2.0 million decrease due to no impairment of goodwill charge;
$2.3 million decrease due to no impairment of intangible assets charge;
$0.3 million decrease due to no loss from equity of significantly influenced company, and;
$2.3 million increase in gross margin, offset by;
$0.3 million increase in interest expense, and;
$0.3 million decrease in interest income.

Zi's net loss from continuing operations increased to $31.2 million in 2002 from $12.3 million in 2001. The increase in loss of $18.9 million was due to:

$7.6 million increase in SG&A costs, which included $3.2 million as a result of the acquisition of Magic Lantern operations;
$8.7 million increase related to legal expenditures;
$3.4 million increase in product research and development expense;
$0.8 million increase in depreciation and amortization;
$2.0 million impairment of goodwill charge;
$2.3 million impairment of intangible assets charge;
$0.5 million increase in interest expense;
$1.3 million decrease in interest income, and;
$0.3 million equity in net loss of significantly influenced company, offset by;
$7.8 million increase in gross margin, and;
$0.2 million decrease in income taxes.

Zi's net loss from continuing operations increased to $12.3 million in 2001 from $5.4 million in 2000. The increase in loss of $6.9 million was due to:

$4.1 million increase in SG&A costs;
$1.4 million increase in legal costs;
$1.7 million decrease in interest income;
$0.1 million increase in interest expense;
$0.2 million increase in income taxes, and;
$1.5 million decrease in gross margin, offset by;
$1.6 million decrease in product research and development expense, and;
$0.5 million decrease in depreciation and amortization.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting continuing operations.

Foreign Currency

The foreign operations of the Company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of the Company's product revenues are denominated in US dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, US dollars and Chinese renminbi. Based on the 2003 distribution of revenues and cash flows, a one percent change in the Canadian dollar relative to the US dollar is estimated to affect revenues by $136,000 and expenses by $37,000.

Zi Corporation 2003     9

Impact of Governmental Policies and Other Factors on Operations and Investments

Zi operates primarily in Canada, the United States of America, China and Hong Kong. The market for the Company's products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

Liquidity and Capital Resources

Financial Condition and Liquidity

At December 31, 2003, Zi had cash and cash equivalents of $3.1 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2002, Zi had cash and cash equivalents of $5.3 million. At December 31, 2001, Zi had cash, cash equivalents and short-term investments of $27.7 million.

Cash Requirements Outlook

During the past three years, Zi's cash requirements have been met through revenues from operations, proceeds from issuance of common shares, through private placements and the exercise of common share purchase warrants and options.

Net cash utilized by the Company in 2003 was $1.7 million. The principal uses of funds were to pay installments due under a litigation settlement and fund the e-Learning business segment.

The Zi Technology business segment that offers the eZiText product operates at a positive cash flow level while maintaining a modest level of investment in future technology initiatives.

Capital requirements in 2004 include debt repayment, a final payment under the AOL settlement and costs to carry Oztime.

At current revenue and expense levels, including maintaining current discretionary expense levels for research and development and marketing expenses, the Company is able to fund its continued operations and meets its current obligations.

While cash generated from operations and Zi's existing cash resources are adequate to meet the Company's current liquidity needs, the Company has been evaluating potential acquisitions and expansion opportunities which, if successful, will require additional capital. Zi has been engaged in discussions with investment banking firms and institutional investors regarding potential financing. The Company's financing efforts to date have been hampered by the investment community's concern over the potential impact on Zi of the substantial ownership of its shares by the receiver for the Lancer group of funds. While the Company has been in discussions with the receiver and his advisors to reach an agreement to ameliorate these concerns, there can be no assurance that Zi will be able to reach such an agreement or that Zi will be able to attract needed growth capital on acceptable terms.

On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand loan payable. The note payable has an interest rate of prime plus one percent payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company.

On December 6, 2003, the Company settled a judgment in favour of AOL, as discussed in note 13, "Contingent Liabilities" to the Company's audited consolidated financial statements. Under the terms of the settlement agreement, the Company paid a remaining US$0.75 million on January 2, 2004.

Operating Activities

Cash applied to operations in 2003 decreased to $2.5 million from $20.3 million in 2002. The $17.8 million year over year decrease in cash applied to operations was due to the decrease in net loss, adjusted for non-cash items of $2.7 million and by $0.8 million of cash used from non-cash working capital.

In 2003, non-cash working capital used $0.8 million in cash. This was due to the decrease in accounts payable at December 31, 2003 of $1.4 million and increase in accounts receivable by $0.8 million partially offset by an increase in deferred revenue of $0.6 million and a decrease in work in progress and prepaid expenses of $0.8 million. The decrease in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2003 over the same quarter of the prior year.

Cash applied to operations in 2002 increased to $20.3 million from $7.8 million in 2001. The $12.5 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $9.0 million and offset by $1.9 million of cash generated from non-cash working capital. Cash applied to operations in 2001 increased to $7.8 million from $2.9 million in 2000. The $4.9 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $3.0 million, offset by $1.4 million of cash generated from non-cash working capital.

In 2002, non-cash working capital generated $1.9 million in cash. This was due to the increase in accounts payable at December 31, 2002 of $3.6 million partially offset by an increase in accounts receivable of $1.7 million. The increase in accounts payable relates to accrued settlement and representation costs, the increase in accounts receivable relates to a higher volume of revenue in the fourth quarter of 2002 over the same quarter of the prior year.

In 2001, non-cash working capital generated $1.4 million in cash. This was due to the increase in deferred revenue of $0.6 million at December 31, 2001. The deferred revenue at December 31, 2001 relates primarily to prepaid annual maintenance fees for eZiText licensees.

10     MD&A

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2003	issuance of common shares pursuant to a private placement and exercise of stock options	$4.0 million
	issuance of demand note payable	$1.3 million
2002	issuance of a note payable and issuance of common shares pursuant to exercise of stock options	$6.2 million
2001	issuance of common shares pursuant to exercise of stock options	$2.6 million

Investing Activities

In 2003, cash generated from investing activities was $0.5 million, as compared to $4.1 million in 2002. Excluding short-term investments, cash used in investing activities decreased $5.0 million from $4.5 million cash used in investing activities in 2002 to $0.5 million cash generated in investing activities in the current year.

In 2002, cash generated from investing activities was $4.1 million, as compared to $13.6 million used in investing activities in 2001. Excluding short-term investments, cash used in investing activities was $4.5 million in 2002 compared to $5.0 million in the prior year.

In 2001, cash used in investing activities was $13.6 million, as compared to cash generated from investing activities of $0.6 million in 2000. Excluding short-term investments, cash used in investing activities was $5.0 million in 2001 compared to $5.6 million in the prior year.

The decrease of $5.0 million in 2003 over 2002 cash used in investing activities is due to no acquisitions or dispositions of subsidiaries related activity in 2003 and decreased investment in software development and capital assets as compared to 2002 activity.

The decrease of $0.5 million in 2002 over 2001 cash used in investing activities is due to a $2.4 million increase in acquisitions and dispositions of subsidiaries and a $0.5 million increase in the purchase of capital assets, offset by a $3.3 million decrease in software development costs and a $0.1 million decrease in other deferred costs.

In 2002, $0.2 million of the deferred software development costs related to eZiText as compared to $1.9 million in 2001. In 2001, $1.9 million of the deferred software development costs related to eZiText compared to $4.6 million in 2000.

Deferred software development costs related to Oztime decreased to $0.4 million in 2002 from $2.6 million in 2001. Deferred software development costs related to Oztime increased from nil in 2000 to $2.6 million in 2001. In Oztime, software development costs related primarily to Oztime's proprietary Learning Management System.

Commitments and Contractual Obligations

Zi has no long-term debt or long-term liabilities other than capital lease obligations at December 31, 2003. During 2002 and 2001, Zi entered into Canadian dollar leases for computer equipment with payment terms over three years. The obligation, including the current portion, totalled $32,977 at December 31, 2003. The future minimum lease payments under the capital leases are as follows:

2004	$30,979
2005	4,444
Total minimum lease payments	35,423
Amount representing interest	2,446
Amount included in current liabilities	28,647
$4,330

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007. Annual rentals under these leases for each of the next five years are as follows:

2004	$630,853
2005	390,210
2006	363,317
2007	181,658
2008	–
Total	$1,566,038

Zi Corporation 2003     11

Transactions With Related Parties

The following table outlines the Company's related party transactions:

	2003	2002	2001
Legal services provided by two law firms in
which a director is and was a partner	$154,569	$228,593	$101,276
Consulting fees paid to a firm owned by a director	$166,773	$188,422	$78,505
Consulting fees paid to a firm owned by an officer	$-	$7,128	$68,267

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due to related parties are as follows:

	2003	2002	2001
Due to law firm in which a director is and was a partner	$533	$24,058	$5,721
Due to companies owned by a director or officer	$14,488	$15,591	$23,156

In 2002, a private company owned by an officer, who is also a director of the Company, guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (see note 8, "Notes Payable" to the Company's audited consolidated financial statements).

On November 7, 2002, the Company completed the sale of Magic Lantern to JKC Group Inc., a related party (see note 4, "Acquisitions and Dispositions" to the Company's audited consolidated financial statements).

Financial Instruments

At December 31, 2003, Zi had cash, cash equivalents and short-term investments of $3.1 million. Surplus funds are held primarily in US dollars and are converted into Canadian dollars, Hong Kong dollars and Chinese renminbi as required by the head office and operating divisions in those countries. The Controller, in consultation with the Chief Financial Officer and within the objectives of the Company's investment guidelines, is responsible for the day-to-day management of surplus funds. The objectives of Zi's investment policy for surplus funds are to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

Zi has not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Capital Expenditure Commitments

Zi's operations are people intensive and only require limited capital expenditures to support the productive enterprise of its staff. This includes offices and furniture and equipment, primarily computers. Most of this equipment is purchased as required and does not require long order times.

Research and Development, Patents and Licenses, etc.

The Company's intellectual property may be grouped into the following product areas: eZiText, and educational products and corporate materials. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically most of Zi's research and development activity was dedicated to text input technology.

Research costs are expensed as incurred. Development costs incurred prior to the establishment of the technological and financial feasibility of a project are expensed as incurred. Software development costs are capitalized when the technological and financial feasibility of a project is established. These costs are subsequently amortized using the straight-line method over the related product's estimated economic life.

12     MD&A

Expenditures for research and development costs, including deferred software development costs and research and development expenses including software development costs for our former Zi Services business unit, and for acquired IP during the past three years are as follows (in thousands of Canadian dollars):

	R & D	Goodwill

2003	$3,008	nil
2002	$7,300	nil
2001	$11,500	nil

Research and development expenditures will depend upon Zi's available capital resources during the year ending December 31, 2004, and will primarily relate to the research and development efforts on eZiText technology. Zi may also expend additional resources on research and development of related or complementary technologies, although the Company has no current plans to do so.

Trend Information

Revenues and Expenses

For the years ended December 31, 2001, 2002 and 2003 Zi's revenue by geographical market and category consisted of:

		License and	Software
Revenue (3)		implementation fees	and other	Total

2003	Canada (1)	$5,034,099	$19,709	$5,053,808
	China	4,616,417	914,349	5,530,766
	USA (2)	3,906,814	–	3,906,814
	Total	$13,557,330	$934,058	$14,491,388
2002	Canada (1)	$3,634,538	$2,573,660	$6,208,198
	China	2,146,176	463,375	2,609,551
	USA (2)	4,385,848	–	4,385,848
	Total	$10,166,562	$3,037,035	$13,203,597
2001	Canada (1)	$2,777,720	$41,443	$2,819,163
	China	1,303,993	206,908	1,510,901
	USA (2)	1,022,436	-	1,022,436
	Other	26,404	-	26,404
	Total	$5,130,553	$248,351	$5,378,904

Notes:
(1)	The actual geographic markets for the products licensed under licensing agreements between OEMs and Zi Corporation of Canada, Inc. are in Asia and Europe.
(2)	The actual geographic markets for products licensed under licensing agreements between OEMs and Zi Corporation of America, Inc. are in Asia and the United States.
(3)	The Company discontinued the operations of its Zi Services business unit in December 2002. Revenues of Zi Services for 2002 and 2001 were $239,308 and $852,864, respectively. All Zi Services revenues would be included in China's geographical segment.

The growth in commercialization of Zi's technology in its core eZiText related business generated a 33 percent increase in revenue over that in 2002. License and implementation fees rose $3.4 million to $13.6 million in 2003. The increase is primarily due to Zi's growing customer base with 69 customers contributing to revenue compared to 47 in 2002 and 45 of these customers paying royalties in 2003 compared to 30 in 2002.

Zi's technology generated a 98 percent increase in revenue from continuing operations in 2002 over that in 2001. License and implementation fees rose $5.0 million to $10.2 million in 2002. The increase is due primarily to the increase in size of the eZiText customer base through increased global demand, with 47 licensees contributing to revenue in 2002, compared to 34 licensees in 2001 and 30 of these customers paying royalties in 2002 compared to 14 in 2001. Zi expects that customer applications will continue to increase through the growth in global demand but be partially offset by an industry wide trend of decreasing per unit royalty amounts.

Zi Corporation 2003     13

In 2001, revenue from continuing operations decreased $1.1 million or 17 percent from 2000. License and implementation fees decreased $1.1 million or 18 percent from 2000. Other product revenue remained unchanged over the prior year. The increase was primarily due to the increase in size of the eZiText customer base, with 34 licensees contributing to revenue in 2001, compared to 22 in 2000 and 14 of these customers paying royalties in 2001 compared to three in 2000.

This revenue comes from Zi's OEM customers. The majority of Zi-enabled products, have been sold in Asia and Europe. Many of Zi's new OEM customers' and existing OEM customers' products are now being sold outside of Asia including being sold into the North American market. As more of Zi's customers' products enter the marketplace, the Company anticipates this trend to continue with respect to the eZiText product line.

In 2003, gross margin from continuing operations increased $2.3 million to $13.9 million, or 20 percent over the 2002 level. As a percentage of revenue from continuing operations, gross margin from continuing operations increased to 96 percent from 88 percent in 2002. Gross margin from license and implementation fees in 2003 remained unchanged at 96 percent of revenue from 2002. This is due to the fact that in both years more of the revenue was royalty based as opposed to services based. This reflects the increased royalty-bearing eZiText implementations on handset models now penetrating the market and the fact that, implementations have a higher cost of sales than royalties generated through licensees continued implementation of eZiText on their devices. The Company anticipates this trend to continue with respect to the eZiText product line.

SG&A from continuing operations decreased $6.5 million or 36 percent to $11.4 million in 2003 over 2002. The decrease is partially attributable to the reduction of $3.2 million realized through the sale of Magic Lantern operations in November 2002. As well, SG&A decreased due to the continued efforts by management to rationalize operations to affect a more competitive and profitable structure and by concentrating resources in the Company's core technology business.

Prior to 2003, the Company's SG&A costs had increased year over year for the prior three years. SG&A from continuing operations increased $7.6 million or 75 percent to $17.8 million in 2002 over 2001. The increase is partially attributable to SG&A of $3.2 million from the acquired Magic Lantern operations. As well, SG&A increased due to severance costs from downsizing of operations throughout 2002, higher sales commissions and withholding taxes and allowance for potentially uncollectible customer accounts. SG&A from continuing operations increased $4.1 million or 66 percent to $10.2 million in 2001 from $6.2 million in 2000. The increase in SG&A was due to a concerted effort to increase marketing activities in Japan, Sweden and the United States.

As a result of the reductions that Zi has made in SG&A costs, the Company anticipates that the Company will continue to keep these costs at or near current year levels. Zi now has an operating structure and cost base that will support further revenue growth without significant expense increases. This means that even though Zi may need to invest additional resources at times to meet specific revenue opportunities, as the Company generates incremental revenue it will have an increasing positive impact on future operating results.

Product research and development expense from continuing operations decreased to $2.9 million in 2003 from $4.4 million in 2002. Prior to 2003, Zi's product research and development expenses had increased over the prior three years. As eZiText matures, the Company anticipates continued investment into developing enhanced and related new technologies given the availability of capital required to finance further those product research and development activities. Zi anticipates that research and development spending will moderately increase over the 2003 level depending on the availability of capital and resources required by specific revenue generating opportunities.

Depreciation and amortization from continuing operations decreased in 2003 by $2.0 million or 51 percent to $1.9 million from $3.8 million in 2002. The decrease is due to the decrease in the remaining unamortized eZiText related deferred software development costs and decreased depreciation related to unamortized leasehold improvements. Prior to 2003, depreciation and amortization from continuing operations increased in 2002 by $0.8 million or 26 percent to $3.8 million from $3.0 million in 2001. Given the decrease in deferred costs and capital assets, Zi anticipates that depreciation and amortization expense will continue to decrease in 2004.

In 2003, the Company significantly reduced its net loss to $4.4 million from $40.2 in 2002. This was accomplished by the continued focus on the Company's core Zi Technology business segment with added emphasis on reducing SG&A and research and development costs. For the three years prior to 2003, Zi's net loss had increased year over year. The Company anticipates that in 2004, Zi will continue to reduce its losses and approach achieving its goal of becoming profitable. The Company anticipates that an increase in sales combined with relatively level SG&A expenditures, declining depreciation and moderate increases in product research and development costs will assist in the achievement of this trend in 2004.

Litigation/Indemnification

There has been no determination of whether the Company will be required to indemnify Alcatel and Ericsson with respect to the patent infringement claims. The patent infringement claims relate to Zi's eZiText technology, the Company's principal product. In 2003, the Company derived approximately 15 percent of its total revenues from licenses with Ericsson and Alcatel. In the event Zi's technology is found to infringe on the patents of others in these legal proceedings, the Company's revenues would be adversely affected.

Zi has also undertaken considerable expense in actively protecting its intellectual property and defending against alleged infringement claims by Tegic. Zi has incurred substantial costs related to patent infringement litigation in the sum of $394,000 for 2003 (2002 - $10.8 million of which approximately $7.1 million was for settlement costs) for defense of such claims.

14     MD&A

The US$9.0 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$0.75 million (the "Outstanding Balance"), which was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although Zi does not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against it or by Zi against other parties, there is no assurance that legal costs or legal actions will significantly diminish in the future. Zi does not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of Zi's eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, Zi, or any of its licensees, will not be continually subject to allegations concerning the status or validity of Zi's intellectual property.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

Zi's continuing as a going concern due to history of operating losses and uncertainty of future profitability;
uncertainty as to the degree of and continuing market acceptance of Zi's products and services;
uncertainties relating to product development;
risks associated with the number, amount and timing of new product introductions;
uncertainty regarding patents, proprietary rights and software piracy;
variability in customer demand;
Zi's dependence on third party performance under marketing and licensing arrangements;
risks associated with the contingent nature of continued performance under major sales contracts;
rapid technological change and competition;
uncertainty regarding the pricing, reporting and collection of accounts;
uncertainties related to dependence on third-party suppliers;
risks associated with dependence on sales in foreign countries;
the potential for adverse developments in pending litigation;
risks related to indemnity claims from third parties;
risks associated with the terms of a settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;
fluctuations in foreign exchange rates;
uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China ("PRC" or "China");
adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;
changes in Zi's size and structure;
risks associated with mergers, acquisitions and dispositions;
risks of dilutive future financings;
the effectiveness of Zi's management and Zi's strategic relationships, investment risks associated with Zi's e-Learning investments;
the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;
other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;
other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.

Zi Corporation 2003     15

Management's Report

The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with auditing standards generally accepted in the United States of America. Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

(signed)	(signed)
Mike Donnell	Dale Kearns
President & Chief Executive Officer	Chief Financial Officer
February 27, 2004

Independent Auditors' Report

To the Shareholders of Zi Corporation:

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2003 and 2002 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta, Canada
February 27, 2004

16     FINANCIAL REVIEW

Comments By Auditors on Canada -

United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in note 3, to the financial statements. Our report is expressed in accordance with Canadian auditing standards which do not require a reference to such changes in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta, Canada
February 27, 2004

Zi Corporation 2003     17

Consolidated Balance Sheets

As at December 31 (All amounts in Canadian dollars except share amounts)	2003	2002

A S S E T S
Current assets
Cash and cash equivalents	$3,065,605	$5,342,771
Accounts receivable, net of allowance of $658,156 (2002 - $389,765)	5,250,995	4,480,800
Work-in-progress	-	153,975
Prepayments and deposits	517,547	1,110,492
Total current assets	8,834,147	11,088,038
Notes receivable (note 4)	2,593,000	3,155,200
Capital assets - net (note 6)	1,455,074	2,033,738
Intangible assets - net (note 7)	761,836	1,986,937
Investment in significantly influenced company (note 4 and 11)	-	-
	$13,644,057	$18,263,913

L I A B I L I T I E S A N D S H A R E H O L D E R S ' E Q U I T Y
Current liabilities
Accounts payable and accrued liabilities (note 18)	$5,311,458	$6,706,687
Deferred revenue	1,426,771	798,268
Notes payable (note 8)	1,296,500	5,206,080
Current portion of capital lease obligations (note 9)	28,647	158,952
Total current liabilities	8,063,376	12,869,987

Capital lease obligations (note 9)	4,330	32,977
	8,067,706	12,902,964

Contingent liabilities, going concern and commitments (notes 13, 2 & 15)

S H A R E H O L D E R S ' E Q U I T Y
Share capital (note 10)
Unlimited number of Class A, 9% convertible,
preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value,
authorized, 39,371,560 (2002 - 37,914,250) issued and outstanding	134,976,726	130,144,769
Accumulated deficit	(131,816,518)	(127,424,236)
Accumulated other comprehensive income	2,416,143	2,640,416
	5,576,351	5,360,949
	$13,644,057	$18,263,913
See accompanying notes to consolidated financial statements.

18 FINANCIAL REVIEW

(signed)	(signed)
Michael E. Lobsinger	Donald Hyde
Chairman of the Board	Director

18     FINANCIAL REVIEW

Consolidated Statements of Loss

Years ended December 31 (All amounts in Canadian dollars except share amounts)	2003	2002	2001

Revenue
License and implementation fees	$13,557,330	$10,166,562	$5,130,553
Other product revenue	934,058	3,037,035	248,351
	14,491,388	13,203,597	5,378,904

Cost of sales
License and implementation fees	485,581	394,749	1,412,123
Other	117,310	1,233,312	227,287
	602,891	1,628,061	1,639,410
Gross margin	13,888,497	11,575,536	3,739,494

Operating expenses

Selling general and administrative	(11,395,883)	(17,849,562)	(10,226,620)
Litigation and legal (note 13)	(1,206,421)	(11,794,981)	(3,052,701)
Product research and development	(2,940,322)	(4,365,803)	(1,000,614)
Depreciation and amortization (note 6 & 7)	(1,865,648)	(3,833,991)	(3,045,997)
Impairment of goodwill (note 7)	-	(1,976,908)	-
Impairment of intangible assets (note 7)	-	(2,287,949)	-
Operating loss before undernoted	(3,519,777)	(30,533,658)	(13,586,438)
Interest on capital lease obligation	(13,922)	(139,046)	(50,744)
Other interest	(892,268)	(439,765)	(6,676)
Interest income and other income	33,685	286,429	1,553,973
Equity interest in loss of significantly influenced company (note 11)	-	(343,402)	-
Loss from continuing operations before income taxes	(4,392,282)	(31,169,442)	(12,089,885)
Income taxes	-	-	(174,286)
Loss from continuing operations	(4,392,282)	(31,169,442)	(12,264,171)

Discontinued operations (note 5)
Loss from discontinued operations	-	(9,077,079)	(7,957,967)
Net loss	$(4,392,282)	$(40,246,521)	$(20,222,138)

Basic and diluted loss from continuing operations per share (note 10)	$(0.11)	$(0.83)	$(0.33)
Loss from discontinued operations per share	-	(0.24)	(0.21)
Basic and diluted loss per share (note 10)	$(0.11)	$(1.07)	$(0.54)
Weighted average common shares	38,719,786	37,767,000	37,190,905
Common shares outstanding, end of period	39,371,560	37,914,250	37,544,650
See accompanying notes to consolidated financial statements.

Zi Corporation 2003     19

Consolidated Statements of Shareholders' Equity

	Accumulated
	other
	comprehensive	Common shares issued		Additional	Accumulated
(All amounts in Canadian dollars except per share amounts)	income (loss)	Shares	Amount	paid-in capital	deficit
Balance - December 31, 2000	$996,755	36,990,967	$125,325,278	$52,292	$(66,955,577)
Issued on exercise of stock options	-	528,683	2,645,680	-	-
Issued for patents acquired	-	25,000	250,000	-	-
Loss from continuing operations	-	-	-	-	(12,264,171)
Loss from discontinued operations	-	-	-	-	(7,957,967)
Other comprehensive income from
foreign currency translation adjustment	1,601,573	-	-	-	-
Balance - December 31, 2001	$2,598,328	37,544,650	$128,220,958	$52,292	$(87,177,715)
Issued on exercise of stock options	-	304,600	1,117,446	-	-
Issued pursuant to acquisition of
Magic Lantern less shares held in escrow	-	65,000	513,500	-	-
Issued share purchase warrants	-	-	-	240,573	-
Loss from continuing operations	-	-	-	-	(31,169,442)
Loss from discontinued operations	-	-	-	-	(9,077,079)
Other comprehensive income from
foreign currency translation adjustment	42,088	-	-	-	-
Balance - December 31, 2002	$2,640,416	37,914,250	$129,851,904	$292,865	$(127,424,236)
Issued on exercise of stock options	-	301,666	982,655	-	-
Issued under a private placement	-	1,000,000	2,639,219	-	-
Issued restricted stock units	-	-	-	713,005	-
Exercise of restricted stock units	-	33,961	-	-	-
Issued shares on settlement of debt	-	21,683	60,929	-	-
Issued share purchase warrants	-	-	-	74,149	-
Issued on exercise of share
purchase warrants	-	100,000	362,000	-	-
Loss from continuing operations	-	-	-	-	(4,392,282)
Other comprehensive loss from foreign
currency translation adjustment	(224,273)	-	-	-	-
Balance - December 31, 2003	$2,416,143	39,371,560	$133,896,707	$1,080,019	$(131,816,518)
See accompanying notes to consolidated financial statements.

20     FINANCIAL REVIEW

Consolidated Statements of Cash Flows

Years ended December 31 (All amounts in Canadian dollars)	2003	2002	2001

Net cash flow used in operating activities:
Net loss from continuing operations	$(4,392,282)	$(31,169,442)	$(12,264,171)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	3,384	330,194	(20,983)
Depreciation and amortization	1,865,648	3,833,991	3,045,997
Impairment of goodwill	-	1,976,908	-
Impairment of intangible assets	-	2,287,949
Interest expense	135,079	240,573	-
Compensation expense	713,005	-	-
Equity in net loss of significantly influenced company	-	343,402	-
Decrease (increase) in non-cash working capital (note 18)	(790,001)	1,896,595	1,410,072
Cash flow used in operating activities	(2,465,167)	(20,259,830)	(7,829,085)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares,
net of issuance costs	3,983,873	1,117,446	2,645,680
Settlement of note payable	(5,206,080)	-	-
Issuance of note payable	1,296,500	5,127,910	-
Payment of capital lease obligations	(158,952)	(143,080)	(139,700)
Cash flow from (used in) financing activities	(84,659)	6,102,276	2,505,980

Cash flow from (used in) investing activities:
Short-term investments	-	8,577,503	(8,577,503)
Purchase of capital assets	(1,410)	(1,060,012)	(642,137)
Proceeds from capital dispositions	3,594	50,964	118,321
Software development costs	(67,451)	(978,161)	(4,318,840)
Other deferred costs	-	(60,000)	(142,636)
Acquisition of subsidiaries net of bank indebtedness	-	(1,884,433)	-
Sale of subsidiary net of cash given up	562,200	(548,461)	-
Cash flow from (used in) investing activities	496,933	4,097,400	(13,562,795)

Cash flow used by discontinued operations	-	(3,730,127)	(10,516,575)
Effect of foreign exchange rate changes on cash and cash equivalents	(224,273)	42,088	1,601,573
Net cash outflow	(2,277,166)	(13,748,193)	(27,800,902)
Cash and cash equivalents, beginning of year	5,342,771	19,090,964	46,891,866
Cash and cash equivalents, end of year	$3,065,605	$5,342,771	$19,090,964

Non cash financing activity
Equipment acquired under capital lease	$-	$34,200	$83,695
Patent acquired through share issuance	$-	$-	$250,000
Acquisition of subsidiary	$-	$513,500	$-

Components of cash and cash equivalents
Cash	$3,065,605	$5,342,771	$4,971,376
Cash equivalents	$-	$-	$14,119,588

Supplemental cash flow information
Cash paid for interest	$771,111	$136,888	$57,420
Cash paid for income taxes	$-	$-	$174,286
See accompanying notes to consolidated financial statements.

Zi Corporation 2003     21

Notes to the Consolidated Financial Statements
For the years ended December 31, 2003, 2002 and 2001 (all amounts expressed in Canadian dollars except share amounts)

1 Nature of Operations
Zi Corporation (the "Company"or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2 Going Concern Basis of Presentation
These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand note payable on terms described in note 8. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002 the Company settled a judgement in favour of Tegic Communications Inc. ("Tegic"), a division of AOL Time Warner ("AOL") as discussed in note 13. Under the terms of the settlement agreement, the Company, among other things, is obliged as at December 31, 2003 to pay a final instalment of US$750,000 on January 2, 2004, which was paid (note 19).

Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings, pay the remaining scheduled installment payment due under the settlement agreement with AOL (note 19) and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

3 Significant Accounting Policies
The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 17. Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management has elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at December 31, 2003, 2002 and 2001. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 17 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented, relevant Canadian GAAP disclosure not already reflected in these financial statements and the consolidated balances sheets, statements of operations and cash flows as previously presented under Canadian GAAP for the years ended December 31, 2002 and 2001.

22     FINANCIAL REVIEW

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except Magic Lantern Group, Inc. This investment, which the Company does not control but exercises significant influence over its operating, investing and financing policies, is accounted for using the equity method. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability. The Company does not have ownership in any variable interest entities.

Foreign currency translation

Zi Corporation's functional and reporting currency, on a stand-alone basis, is the Canadian dollar. For the United States, Chinese and Hong Kong subsidiaries, their functional currencies are the United States dollar, Chinese renminbi and the Hong Kong dollar, respectively. The balance sheet accounts of the Company's foreign operations for which the local currency is the functional currency are translated into Canadian dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidation statements of loss.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts; estimated useful life of intangible assets, deferred costs and capital assets; provisions for contingent liabilities; valuation allowance for future tax assets; and revenue for licensing and engineering consulting services using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Cash and cash equivalents

The Company considers all balances with banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Capital assets

The Company records capital assets at cost and provides for amortization over the life of the asset using the declining-balance method at a rate of 30 percent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the remaining term of the lease.

In the year of disposal, the resulting gain or loss is included in the consolidated statements of loss and the cost of assets retired or otherwise disposed and the related accumulated amortization are eliminated from these accounts.

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.

Zi Corporation 2003     23

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" in 2002. The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Acquired software licenses	3 years
Patents acquired	11 years
Software development costs	3 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired in accordance with SFAS No. 142. The Company evaluated its goodwill and intangible assets for impairment at September 30, 2002 and determined that an impairment charge was necessary (note 7).

The following table outlines the impact of the change in accounting policy, as if this change had been applied retroactively effective January 1, 2001.

Year ended December 31	2001
Net loss	$(20,222,138)
Add: Goodwill amortization	1,083,407
Pro forma net loss	$(19,138,731)
Basic net loss per share, as previously reported	$(0.54)
Add: Goodwill amortization	0.03
Pro forma basic net loss per share	$(0.51)

Impairment of long-lived assets

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144. SFAS No. 144 established a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include a component of the entity. SFAS No. 144 is effective for years beginning after December 15, 2001.The Company adopted SFAS No. 144 in 2002. The Company annually reviews the carrying value of its long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets. The Company evaluated its remaining intangible assets at September 30, 2003 and determined that no impairment had occurred.

Revenue recognition

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

Revenue from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", wherein the liability method is used for determining income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net future tax assets to an amount that is more likely than not to be realized.

24     FINANCIAL REVIEW

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets. Operating lease costs are expensed as incurred.

Share issue costs

The Company reduced the value of consideration assigned to shares issued by direct costs, net of applicable income tax recoveries, of issuing the shares.

Loss per share

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Diluted loss per share in 2003, 2002 and 2001 was anti-dilutive. Common shares held in escrow that are subject to future performance level criteria are excluded in the calculation of loss per share (35,000 in 2003, 75,000 in 2002; 40,000 in 2001).

Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders' equity.

Financial instruments

Accounts receivable, cash and cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity. The note receivable constitutes a financial instrument with a fair value that is not determinable due, in part, to the unrecognized contingent portion of the note (note 4). The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

The Company maintains substantially all cash and cash equivalents and short-term investments with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, China, Korea, and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, require no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 10. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Zi Corporation 2003     25

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

Years ended December 31	2003	2002	2001
Net loss from continuing operations:
As reported	$(4,392,282)	$(31,169,443)	$(12,264,171)
Stock compensation expense	(4,886,563)	(9,541,581)	(9,169,135)
Pro forma	(9,278,845)	(40,711,024)	(21,433,306)
Loss from discontinued operations:	-	(9,077,079)	(7,957,967)
Pro forma net loss:	$(9,278,845)	$(49,788,103)	$(29,391,273)
Net loss per common share from continuing operations:
As reported, basic and diluted	$(0.11)	$(0.83)	$(0.33)
Stock compensation expense, basic and diluted	(0.13)	(0.25)	(0.25)
Pro forma, basic and dilutive	$(0.24)	$(1.08)	$(0.58)
Loss per share from discontinued operations:	-	(0.24)	(0.21)
Net loss per common share:	$(0.24)	$(1.32)	$(0.79)
Stock options issued during period	2,342,532	306,666	1,893,498
Weighted average exercise price	$3.24	$8.84	$10.85
Weighted average fair value of options granted during the period	$1.84	$4.32	$5.35

The foregoing information is calculated in accordance with the Black-Scholes model, using the following assumptions:

Years ended December 31	2003	2002	2001
Risk free interest rate	3.82%	3.94%	4.63%
Expected life in years	4.4	3.0	3.0
Expected dividend yield	0%	0%	0%
Volatility	65%	70%	70%

Recent accounting pronouncements

On January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Adoption of SFAS No. 143 in 2003 has not had a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures the Company must make about its obligations under certain guarantees that Zi has issued. It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations Zi has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions has not had a material impact on the Company's financial statements.

In December 2003, the FASB issued Interpretation ("FIN") No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51, (FIN 46R). FIN 46R requires consolidation of entities in which the Corporation is the primary beneficiary, despite not having voting control. Management has evaluated FIN 46R and does not believe the adoption will have a material effect on the Company's financial statements.

In January 2003, the FASB issued Statement No. 148. SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 has no material impact on Zi, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time. Zi has included the required disclosures.

The Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a stand alone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable.

26     FINANCIAL REVIEW

Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus is applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. Management has evaluated EITF Issue 00-21 and does not believe the adoption will have a material effect on the Company's financial statements.

4 Acquisitions and Dispositions

All acquisitions have been accounted for using the purchase method with results from operations included in these financial statements from the date of acquisition.

Acquisition - Magic Lantern Communications Ltd. ("Magic Lantern")

Effective March 18, 2002, the Company indirectly acquired all of the issued and outstanding shares of Magic Lantern. Magic Lantern is a Canadian education content provider with two subsidiaries: Tutorbuddy Inc., which is wholly owned; and Sonoptic Technologies Inc. ("STI"), which is 75 percent owned. The remaining 25 percent of STI is held by Provincial Holdings Ltd. ("PHL") and is subject to a redemption agreement.

Magic Lantern was acquired for cash consideration of $1,850,000, and 100,000 common shares of Zi with a value of $790,000 based on the Company's closing share price on the date of the agreement. Of the Zi common shares issued, 35,000 shares were placed in escrow subject to future performance obligations. In addition, there were acquisition costs amounting to $161,649 to effect the business combination.

At December 31, 2002, it was determined that the performance obligations attached to the 35,000 shares placed in escrow would most likely not be met. These escrowed shares were originally included in the determination of the purchase price at the purchase date. As a result, the purchase price was adjusted by $276,500 to reflect the exclusion of the escrowed shares and the resulting adjustment was allocated to the assets purchased. The purchase price was allocated as follows:

Net assets acquired:

Bank indebtedness	$(34,433)
Non-cash working capital	52,765
Notes payable	(875,303)
Capital assets	1,623,718
Software development costs	458,402
Distribution agreements	1,300,000
$2,525,149

Disposition - Magic Lantern Communications Ltd.

On November 7, 2002, the Company completed the sale of the Magic Lantern to JKC Group Inc. ("JKC"), a related party (note 14) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprise the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to Magic Lantern Group, Inc. ("MLG").

Under the agreement, Zi received a 45 percent equity interest in MLG, consisting of 29,750,000 shares, and a three-year promissory note of MLG in the amount of US$3,000,000. The note consideration is subject to adjustment based on the MLG's performance for the first year after the sale. Zi may receive additional consideration of up to US$2,930,000, payable in cash and stock, if the MLG's consolidated revenues for that period exceed US$12,222,500. The purchase price will also be subject to reduction if MLG revenues for that period are less than US$5,000,000. In that event, the shortfall, up to US$1,000,000, will be offset against the principal amount of the MLG promissory note.

The Company accounted for the sale at the date of closing by recognizing its interest in the net assets of MLG acquired and 55 percent of the promissory note received, excluding the note's contingent portion of US$1,000,000. The Company's $3,498,602 book value for Magic Lantern at November 7, 2002, consisting of patents, distribution agreements, capital and current net assets, upon closing of the transaction resulted in a note receivable and an investment in shares, in the amount of $3,155,200 and $343,402 respectively, with no gain recognized. A nominal value has been ascribed to the MLG stock consideration received.

Net assets disposed:

Cash	$548,461
Non-cash working capital	54,350
Capital assets	1,606,326
Deferred development costs	865,084
Distribution agreements & other	1,221,514
Notes payable	(797,133)
$3,498,602

Zi Corporation 2003     27

5 Discontinued Operations

Through the Company's discontinued Zi Services business segment, Zi provided specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design to the telecommunications industry.

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment, the telecom engineering division of the Company operated by Telecom Technology Corporation Limited. Accordingly, the results of operations of these businesses were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had signed a letter of intent to sell Zi Services. On October 31, 2002 the letter of intent expired and the sale was not executed. Management determined that the carrying value of Zi Services, consisting of deferred software development costs of $3,289,922, goodwill of $753,140, capital assets of $54,734 and net current assets of $335,727 were no longer recoverable. As a result, the Company recognized a charge of $4,433,523 in 2002. As at December 31, 2002, the Company has sold the remaining assets of this business segment and no longer carries on any related business activities.

Years ended December 31			2002	2001
Revenue			$239,308	$852,864
Operating Loss			$(9,077,079)	$(7,957,967)

6	Capital Assets

			Accumulated	Net book
		Cost	amortization	value

2003
Computer and office equipment		$3,606,462	$2,336,622	$1,269,840
Leasehold improvements		757,094	571,860	185,234
		$4,363,556	$2,908,482	$1,455,074
2002
Computer and office equipment		$3,860,840	$2,108,722	$1,752,118
Leasehold improvements		806,338	524,718	281,620
		$4,667,178	$2,633,440	$2,033,738

Included in computer and office equipment are assets under capital lease totalling $555,536 (2002 -$555,536) and related accumulated amortization of $334,049 (2002 - $255,198).

7 Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
2003
Patent	$800,666	$429,290	$371,376
Software development costs	16,350,130	15,959,670	390,460
Acquired software licenses	75,645	75,645	-
	$17,226,441	$16,464,605	$761,836
2002
Patent	$835,109	$372,776	$462,333
Software development costs	16,411,513	14,907,979	1,503,534
Human Capital	705,517	705,517	-
Goodwill	4,088,439	4,088,439	-
Acquired software licenses	75,645	54,575	21,070
	$22,116,223	$20,129,286	$1,986,937

During 2003, $67,451 (2002- $1,756,126) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization in 2003 includes $1,208,775 of amortization of software development costs (2002 - $2,587,364).

28     FINANCIAL REVIEW

In accordance with SFAS No.142, the Company tested for impairment of goodwill at September 30, 2002, using projected discounted cash flows, and recorded an impairment charge of $1,976,908 in the year. This charge was in respect to remaining goodwill associated with the purchase of the Chinese e-Learning business, in light of limitations for funding e-Learning businesses future development and growth.

Goodwill
Net book value - December 31, 2001	$1,976,908
Impairment - September 30, 2002	(1,976,908)
Net book value - December 31, 2002	$-

The Company evaluated its remaining other intangible assets at September 30, 2003 and determined that no impairment had occurred. The Company reviewed the carrying value of its other intangible assets and determined that the deferred software development costs related to the Company's China based e-Learning business at September 30, 2002, using a projected discounted cash flow model, were not recoverable in light of limitations for funding its future development and growth and recorded a charge of $2,287,949.

The following is the estimated amortization expense of intangible assets for each of the next five years:

2004	$378,523
2005	117,272
2006	78,296
2007	61,210
2008	61,210
Total	$696,511

8 Notes Payable

On December 19, 2003, the Company borrowed US$1.0 million through the issuance of a demand loan payable. The note payable bears interest at the prime rate (4.5 percent at December 31, 2003) plus one percent, payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company.

On December 5, 2002, the Company borrowed US$3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of $3.62 per share (note 10). A commitment fee of US$300,000 was paid upon funding. The first extension terms included a four percent extension fee of US$130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

On May 7, 2003, the Company entered into a new secured short-term credit facility in the amount of US$1.94 million, which was repaid in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note provided for a bonus payment of US$45,000, payable in common shares of the Company, paid 30 days from the date of the agreement if the loan remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security in 29,750,000 shares of MLG, held by the Company.

9 Capital Lease Obligations

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 8.86 percent and 19.22 percent. Obligations as at December 31, 2003 were $32,977 (2002 - $191,929). The current portion at December 31, 2003 was $28,647 (2002 - $32,977).

The future minimum lease payments under the capital leases are as follows:

2004	$30,979
2005	4,444
Total minimum lease payments	35,423
Amount representing interest	2,446
Amount included in current liabilities	28,647
$4,330

Zi Corporation 2003     29

10 Share Capital

Common share warrants

At December 31, 2003, the Company had 500,000 million share purchase warrants outstanding. On June 19, 2003, the Company completed a private placement of 1.0 million units priced at US$2.00 per unit for net proceeds of US$1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of US$2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On December 5, 2002, the Company issued 100,000 share purchase warrants to acquire 100,000 common shares of the Company at a price of $3.62 per share, which were to expire two years from the date of issue (note 8). In June 2003, the Company issued 100,000 shares through the exercise of these 100,000 share purchase warrants. In 2002, the Company recorded, as part of the other interest expense, a charge of $240,573 calculated by using the Black-Scholes option pricing model.

At December 31, 2001, the Company had 1,482,233 share purchase warrants outstanding to acquire 1,482,233 common shares of the Company. These warrants were initially issued in connection with private placements in 1999 and 2000. On December 10, 2001, the Company amended the terms of the warrants to extend their expiry date to December 29, 2002 and to amend the exercise price to US$7.00. The Company did not assign any value to these warrants. These warrants expired December 29, 2002.

Stock options and restricted stock units

At December 31, 2003, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. In 2003, 162,532 RSU's were granted and issued without performance criteria attached and at no cost to the grantee.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 11,615,000 common shares for issuance under the plan of which 500,000 are issuable as RSU's. At December 31, 2003, the Company had 1,411,486 shares (337,468 of which are reserved for RSU's) remaining reserved for possible future allocation under the plan.

Stock option activity and related information for the three years ended December 31, 2003 is as follows:

	2003		2002		2001
	Shares	Weighted		Weighted		Weighted
	under options	average	Shares	average	Shares	average
	and RSU's	exercise price	under options	exercise price	under options	exercise price
Outstanding, beginning of year	5,135,700	$8.92	5,874,852	$9.43	5,486,151	$9.09
Granted	2,342,532	3.24	306,666	8.84	1,893,498	10.85
Exercised	(335,627)	(2.93)	(304,600)	(3.67)	(528,683)	(5.00)
Forfeited or expired	(1,667,701)	(9.36)	(741,218)	(15.10)	(976,114)	(12.68)
Outstanding, end of year	5,474,904	$6.72	5,135,700	$8.92	5,874,852	$9.43
Exercisable, end of year	4,683,732	$7.19	4,671,129	$8.74	4,382,515	$8.57
Weighted-average fair value of
options granted during the year		$1.84		$4.32		$5.35

The following table summarizes the exercise price ranges of outstanding and exercisable options as of December 31, 2003:

			Total options outstanding		Options exercisable
			Weighted
		Number outstanding	average remaining	Weighted average	Number exercisable	Weighed average
Range of exercise prices		December 31, 2003	contractual life	exercise price	December 31, 2003	exercise price
$2.10 - $	5.05	2,978,738	4.1 years	$2.96	2,209,067	$2.71
$7.00 - $	10.71	1,376,166	2.8 years	9.20	1,367,165	9.21
$11.00 - $	16.60	1,081,000	3.1 years	12.50	1,068,500	12.48
$22.95 - $	31.00	3,000	2.0 years	31.00	3,000	31.00
$45.40 - $	47.30	36,000	2.2 years	47.30	36,000	47.30
$2.10 - $	47.30	5,474,904	3.6 years	$6.72	4,683,732	$7.19

30     FINANCIAL REVIEW

Escrowed shares

Pursuant to the acquisition of English Practice Inc. ("EPI") on June 15, 2000 and to the terms of an amended purchase agreement, the Company had placed in escrow 40,000 common shares subject to release based upon performance obligations. The performance obligations were not met under the terms of the amended purchase agreement and were subsequently cancelled in 2003. Pursuant to the acquisition of Magic Lantern (note 4), the Company had placed in escrow 35,000 common shares that were subject to release based upon performance obligations. The performance obligations were not met under the terms of the purchase agreement and the escrowed shares are to be cancelled.

11 Equity Interest in Significantly Influenced Company

The Company holds a 45 percent interest in MLG received upon the disposition of Magic Lantern on November 7, 2002 (note 4). The Company's proportionate share of the loss from MLG operations for the year ended December 31, 2003 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and September 30, 2003 is $552,043 and will offset the Company's proportionate share of MLG's future income upon MLG profitability.

12 Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2003	2002	2001
Combined basic Canadian federal and provincial income tax rate	39%	39%	42%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(1,805,997)	$(15,750,970)	$(7,773,362)
Enacted tax rate adjustment differences	223,710	1,057,477
Differences in foreign statutory tax rates	(421,256)	3,265,605	1,791,526
Permanent differences	438,320	76,767	1,098,170
Canadian large corporations tax	-	-	174,286
Loss on sale of Zi Services assets	-	(1,375,514)	-
Gain on sale of Magic Lantern	-	7,204,181	-
Equity loss in significantly influenced company	-	134,339	-
Unrecognized recoveries on losses	(1,637,783)	(3,769,181)	(21,328)
Non-deductible goodwill	-	1,215,354	780,670
Other	(253,995)	(48,470)	(64,538)
Valuation allowance	3,457,001	7,990,412	4,188,862
Consolidated income tax	$-	$-	$174,286

The components of future income taxes are as follows:

December 31	2003	2002	2001
Capital assets	$66,937	$319,680	$186,159
Software development costs	(125,300)	154,962	154,370
Patents	32,205	63,342	49,682
Share issue costs	217,083	464,164	742,236
Other	11,410	55,815	-
Loss carryforwards	18,609,788	21,629,875	15,068,655
Valuation allowance	(18,812,123)	(22,687,838)	(16,201,102)
Net future income tax asset	$-	$-	$-

The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

Zi Corporation 2003     31

At December 31, 2003, the Company and its subsidiaries ("the Group") have non-capital losses of $29,692,725 which are available to reduce Canadian taxable income in future years. If not utilized, these losses will expire as follows:

2004	$583,198
2005	$524,487
2006	$159,110
2007	$1,587,412
2008	$1,985,355
2009	$4,742,455
2010	$13,862,889
2011	$6,249,383

The Group has non-capital losses for Chinese tax purposes of $7,692,419. If the losses are not utilized, these losses will begin to expire in 2004.

The Group also has non-capital losses for Hong Kong tax purposes of $22,019,691. These losses may be carried forward indefinitely.

The Group has carryforward net operating losses for US federal and state income tax purposes of approximately $4,854,219. Federal net operating loss carryforwards will expire if not utilized in 2017. For state purposes, the net operating losses, if not utilized, will expire in 2005 ($3,475,075) and 2006 ($1,353,214).

13 Contingent Liabilities

The US$9.0 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and as at December 31, 2003 US$0.75 million (the "Outstanding Balance") was owed to AOL and paid on January 2, 2004 (note 19).

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

14 Related Party Transactions

The following table outlines the Company's related party transactions:
	2003	2002	2001
Legal services provided by two law firms in
which a director is and was a partner	$154,569	$228,593	$101,276
Consulting fees paid to a firm owned by a director	$166,773	$188,422	$78,505
Consulting fees paid to a firm owned by an officer	$-	$7,128	$68,267

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due to related parties are as follows:

	2003	2002	2001

Due to law firm in which a director is a partner	$533	$24,058	$5,721
Due to companies owned by a director or officer	$14,488	$15,591	$23,156

In 2002, a private company owned by an officer, who is also a director of the Company, guaranteed the note payable by the Company through a limited recourse guarantee and share pledge agreement (note 8).

On November 7, 2002, the Company completed the sale of Magic Lantern to JKC Group Inc., a related party (note 4). The companies are related through a common significant shareholder.

32     FINANCIAL REVIEW

15 Commitments and Guarantees

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2007. The Company recorded rent expense for 2003 of $1,160,329 (2002 - $2,287,665; 2001 - $3,063,612).

Annual rentals under these leases for each of the next five years are as follows:

2004	$630,853
2005	390,210
2006	363,317
2007	181,658
2008	-
Total	$1,566,038

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

16 Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Technology's core technology product, eZiText, is a predictive text input solution that predicts words and/or phrases for use in messaging and other text applications in 41 unique language databases. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing.

Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

The Company's primary operations are located in North America. The Company operates three reportable geographic segments through three reportable business segments:

			Revenue
					Operating profit (loss)
		License and	Software		before interest and
		implementation fees	and other	Total	other income
2003	Zi Technology	$13,557,330	$-	$13,557,330	$2,339,807
	e-Learning	-	934,058	934,058	(1,129,855)
	Other	-	-	-	(4,729,729)
	Total	$13,557,330	$934,058	$14,491,388	$(3,519,777)
2002	Zi Technology	$10,166,562	$-	$10,166,562	$(1,592,608)
	e-Learning	-	3,037,035	3,037,035	(10,627,422)
	Other	-	-	-	(18,657,030)
	Total	$10,166,562	$3,037,035	$13,203,597	$(30,877,060)
2001	Zi Technology	$5,130,553	$-	$5,130,553	$(285,428)
	e-Learning	-	248,351	248,351	(1,783,521)
	Other	-	-	-	(11,517,489)
	Total	$5,130,553	$248,351	$5,378,904	$(13,586,438)

Zi Corporation 2003     33

Identifiable assets	2003	2002
Zi Technology	$6,043,338	$8,597,467
e-Learning	1,932,699	3,989,957
Zi Services (note 5)	-	-
Other	5,668,020	5,676,489
Total	$13,644,057	$18,263,913

The investment in significantly influenced subsidiary and its associated 2002 loss of $343,402 have been included as part of the e-Learning business segment and as part of the Canadian geographic segment (note 11).

			Revenue
					Operating profit (loss)
		License and	Software		before interest and	Identifiable
		implementation fees	and other	Total	other income	assets
2003	Canada	$5,034,099	$19,709	$5,053,808	$(4,248,186)	$10,836,288
	China	4,616,417	914,349	5,530,766	(86,256)	1,618,342
	USA	3,906,814	-	3,906,814	1,045,494	991,352
	Other	-	-	-	(230,829)	198,075
	Total	$13,557,330	$934,058	$14,491,388	$(3,519,777)	$13,644,057
2002	Canada	$3,634,538	$2,573,660	$6,208,198	$(20,312,686)	$13,491,016
	China	2,146,176	463,375	2,609,551	(9,987,175)	2,059,054
	USA	4,385,848	-	4,385,848	290,298	2,449,365
	Other	-	-	-	(867,497)	264,478
	Total	$10,166,562	$3,037,035	$13,203,597	$(30,877,060)	$18,263,913
2001	Canada	$2,777,720	$41,443	$2,819,163	$(7,450,808)	$30,650,257
	China	1,303,993	206,908	1,510,901	(1,155,851)	15,820,841
	USA	1,022,436	-	1,022,436	(2,662,962)	624,304
	Other	26,404	-	26,404	(2,316,817)	804,277
	Total	$5,130,553	$248,351	$5,378,904	$(13,586,438)	$47,899,679

In 2003, two Zi Technology customers accounted for 26 percent (2002 - 23 percent; 2001 - 44 percent) of the Company's total revenue.

17 Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except:

Start-up costs

Pursuant to Canadian GAAP Emerging Issues Committee ("EIC") Abstract 27, "Revenues and Expenditures During the Pre-Operating Period", certain costs of start-up activities and organizational costs are capitalized as incurred as long as the expenditure is directly related to placing the new business into service, is incremental in nature and recoverable through future operations. Start-up costs include those one-time activities related to organizing a new entity. Consequently, start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. ("Oztime") of $306,143 have been capitalized. Related amortization charges recorded pursuant to Canadian GAAP are included in income under Canadian GAAP.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $33,349,455. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2001, 2002 and 2003.

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 2001, 2002 and 2003, to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into Canadian dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed on the statement of shareholders' equity under US GAAP.

34     FINANCIAL REVIEW

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

2003		2002	2001
Net loss from continuing operations
as reported in accordance with US GAAP	$(4,392,282)	$(31,169,442)	$(12,264,171)
Adjustments:
Start-up costs adjustment	-	-	793
Start-up costs amortization	-	(182,667)	(62,518)
Fair value of stock options issued	(3,140,591)	-	-
Foreign exchange gain	(224,273)	42,088	1,601,573
Total adjustments	(3,364,864)	(140,579)	1,539,848
Net loss from continuing operations under Canadian GAAP	$(7,757,146)	$(31,310,021)	$(10,724,323)
Loss from discontinued operations	-	(9,077,079)	(7,957,967)
Net loss under Canadian GAAP	$(7,757,146)	$(40,387,100)	$(18,682,290)
Loss from continuing operations per share under Canadian GAAP	$(0.20)	$(0.83)	$(0.29)
Loss from discontinued operations per share under Canadian GAAP	-	(0.24)	(0.21)
Loss per share under Canadian GAAP	$(0.20)	$(1.07)	$(0.50)

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:

	2003	2002	2001
Weighted average number of shares	38,719,786	37,767,000	37,190,905

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company is required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has a stock-based compensation plan, which is described in note 10. Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption.

Zi Corporation 2003     35

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share in 2002, is as follows:

Compensation Costs		Year ended December 31, 2002
Net loss under Canadian GAAP			$(40,387,100)
Add: Stock option expense			(604,477)
Net loss under Canadian GAAP, pro forma			$(40,991,577)

Basic net loss per share			$(1.07)
Add: Stock option expense			(0.02)
Basic net loss per share, pro forma			$(1.09)

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:

Shareholders' Equity	2003	2002	2001
Shareholders' equity under Canadian GAAP, beginning of year	$5,360,949	$43,876,530	$59,663,140
Share capital issued and contributed surplus	4,831,957	1,871,519	2,895,680
Net loss from continuing operations under US GAAP	(4,392,282)	(31,169,442)	(12,264,171)
Net loss from discontinued operations under US GAAP	-	(9,077,079)	(7,957,967)
Adjustments to net loss for the year under Canadian GAAP	(3,364,864)	(140,579)	1,539,848
Shareholders' equity under Canadian GAAP, end of year	$2,435,760	$5,360,949	$43,876,530

Intangible assets

In accordance with the CICA Handbook sections 1581 and 3062, "Business Combinations" and "Goodwill and Other Intangible Assets", respectively, are to be applied to any acquisition subsequent to June 30, 2001. Under the new accounting standards, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually. In accordance with Section 3062, the Company evaluated its goodwill and intangible assets for impairment at September 30, 2003 and determined that an impairment charge was not necessary. At September 30, 2002, it was determined that an impairment charge was necessary (note 7).

The following table outlines the impact of the change in accounting policy, as if this change had been applied retroactively effective January 1, 2001.

Year ended December 31	2001
Net loss under Canadian GAAP	$(18,682,290)
Add: Goodwill amortization	1,083,407
Net loss under Canadian GAAP, pro forma	$(17,598,883)
Basic net loss per share, as previously reported	$(0.50)
Add: Goodwill amortization	0.03
Basic net loss per share, pro forma	$(0.47)

New accounting standards

The following guidelines issued by the CICA are not expected to impact the Company:

  November 2003, the CICA approved an amendment to Section 3860, "Financial Instruments - Disclosure and Presentation", effective for fiscal years beginning on or after November 1, 2004.

  Accounting Guideline 15, "Consolidation of Variable Interest Entities" is effective for annual and interim periods beginning on or after January 1, 2004.

  Section 1100, "General Accounting Principles" is effective for years beginning on or after October 31, 2003.

  Section 1400, "General Standards of Financial Statement Presentation" is effective for years beginning on or after October 31, 2003.

36     FINANCIAL REVIEW

Canadian GAAP Financial Statements for The Years Ended December 31, 2002 and 2001

The following financial statements for the years ended December 31, 2002 and 2001 are as previously disclosed in accordance with Canadian GAAP.

Consolidated Balance Sheets

As at December 31	2002	2001

Assets
Current assets
Cash and cash equivalents	$5,342,771	$19,090,964
Short-term investments	-	8,577,503
Accounts receivable	4,480,800	2,752,262
Work-in-progress and inventory	153,975	509,298
Prepayments and deposits	1,110,492	909,388
	11,088,038	31,839,415

Notes receivable	3,155,200	-
Capital assets - net	2,033,738	3,160,008
Intangible assets - net	1,986,937	13,082,923
Investment in significantly influenced company	-	-
	$18,263,913	$48,082,346

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$6,706,687	$3,097,692
Deferred revenue	798,268	773,115
Note payable	5,206,080	-
Current portion of capital lease obligations	158,952	175,996
	12,869,987	4,046,803

Capital lease obligations	32,977	159,013
	12,902,964	4,205,816

Contingent liability and going concern

Shareholders' equity
Share capital	96,502,449	94,871,503
Contributed surplus	240,573	-
Deficit	(91,382,073)	(50,994,973)
	5,360,949	43,876,530
	$18,263,913	$48,082,346

Zi Corporation 2003     37

Consolidated Statements of Loss and Deficit

Years ended December 31	2002	2001
Revenue
License and implementation fees	$10,166,562	$5,130,553
Other product revenue	3,037,035	248,351
	13,203,597	5,378,904

Cost of sales
License and implementation fees	394,749	1,412,123
Other	1,233,312	227,287
	1,628,061	1,639,410

Gross margin	11,575,536	3,739,494

Operating expenses

Selling general and administrative	(17,849,562)	(10,226,620)
Litigation and legal	(11,794,981)	(3,052,701)
Product research and development	(4,365,803)	(1,000,614)
Depreciation and amortization	(3,879,913)	(3,107,722)
Impairment of goodwill	(1,976,908)	-
Impairment of intangible assets	(2,424,694)	-
Foreign exchange gain	42,088	1,601,573

Operating loss before undernoted	(30,674,237)	(12,046,590)
Interest on long term debt	(139,046)	(50,744)
Other interest	(439,765)	(6,676)
Interest income and other income	286,429	1,553,973
Equity interest in loss of significantly influenced company	(343,402)	-
Loss from continuing operations before income taxes	(31,310,021)	(10,550,037)
Income taxes	-	(174,286)
Loss from continuing operations	(31,310,021)	(10,724,323)

Discontinued Operations
Loss from discontinued operations	(9,077,079)	(7,957,967)
Net loss	(40,387,100)	(18,682,290)
Deficit, beginning of year	(50,994,973)	(32,312,683)
Deficit, end of year	$(91,382,073)	$(50,994,973)

Basic and diluted loss from continuing operations per share	$(0.83)	$(0.29)
Loss from discontinued operations per share	(0.24)	(0.21)
Basic and diluted loss per share	$(1.07)	$(0.50)
Weighted average common shares	37,767,000	37,230,905
Common shares outstanding, end of period	37,914,250	37,544,650

38     FINANCIAL REVIEW

Consolidated Statements of Cash Flow

Years ended December 31	2002	2001
Operating activities:
Net loss	$(31,310,021)	$(10,724,323)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	330,194	(20,983)
Depreciation and amortization	3,879,913	3,107,722
Impairment of goodwill	1,976,908	-
Impairment of intangible assets	2,424,694
Interest expense	240,573	-
Equity in net loss of significantly influenced company	343,402	-
Funds applied to operations	(22,114,337)	(7,637,584)
Decrease in non-cash working capital	1,896,595	1,410,072
Cash flow applied to operations	(20,217,742)	(6,227,512)

Financing activities:
Proceeds from issuance of common shares	1,117,446	2,645,680
Issuance of note payable	5,127,910	-
Payment of capital lease obligations	(143,080)	(139,700)
	6,102,276	2,505,980

Investing activities:
Short-term investments	8,577,503	(8,577,503)
Purchase of capital assets	(1,060,012)	(642,137)
Proceeds from capital dispositions	50,964	118,321
Software development costs	(978,161)	(4,318,840)
Other deferred costs	(60,000)	(142,636)
Acquisition of subsidiaries net of bank indebtedness	(1,884,433)	-
Sale of subsidiary net of cash given up	(548,461)	-
	4,097,400	(13,562,795)

Discontinued operations	(3,730,127)	(10,516,575)

Net cash (outflow) inflow	(13,748,193)	(27,800,902)
Cash and cash equivalents, beginning of year	19,090,964	46,891,866
Cash and cash equivalents, end of year	$5,342,771	$19,090,964

Non cash financing activity
Equipment acquired under capital lease	$34,200	$83,695
Patent acquired through share issuance	$-	$250,000
Acquisition of subsidiary	$513,500	$-

Components of cash and cash equivalents
Cash	$5,342,771	$4,971,376
Cash equivalents	$-	$14,119,588

Supplemental cash flow information
Cash paid for interest	$136,888	$57,420
Cash paid for income taxes	$-	$174,286

Zi Corporation 2003     39

18 Supplemental Financial Information

Accounts payable and accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	2003	2002
Trade accounts payable	$557,147	$979,246
Litigation and legal	2,628,034	3,961,939
Compensation	1,450,225	884,021
Other accrued liabilities	676,052	881,481
Total	$5,311,458	$6,706,687

Non-cash working capital

The following balances are included as part of non-cash working capital:

Non-cash working capital	2003	2002	2001
Accounts receivable	$(770,195)	$(1,745,637)	$513,039
Work-in-progress and inventory	153,975	242,856	(509,298)
Prepayments and deposits	592,945	(190,471)	334,721
Accounts payable and accrued liabilities	(1,395,229)	3,564,694	439,470
Deferred revenue	628,503	25,153	632,140
(Decrease) increase in non-cash working capital	$(790,001)	$1,896,595	$1,410,072

Loss per share

In 2003, anti-dilutive stock options, warrants and performance based escrowed shares of 6,014,904 have been excluded in the calculation of diluted loss per share (2002 - 5,310,700; 2001 - 7,397,085).

19 Subsequent Events

On January 2, 2004, the Company paid the final settlement cost instalment of US$0.75 million included as part of legal and litigation costs as at December 31, 2002 of US$0.75 million (note 2 and 13). The security provided under this agreement has been discharged.

The Company has entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of $3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company will account for these options in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

40     FINANCIAL REVIEW

Corporate Information

Directors	Additional information is available on the Company's website or by contacting:

Derrick R. Armstrong
Director	Investor Relations

	T	403.233.8875
	F	403.233.8878
Howard R. Balloch	E	investor@zicorp.com
Director	W	www.zicorp.com

Donald Hyde
Director
Banker
HSBC Bank Canada
Michael E. Lobsinger
Chairman of the Board

Legal Counsel
Rod M. Love	Borden Ladner Gervais LLP
Director	Barristers and Solicitors

Thompson MacDonald
Director	Auditor
Deloitte & Touche LLP
Michael Mackenzie
Director
Transfer Agent
Olympia Trust Company
Senior Management Team

Mike Donnell
President and Chief Executive Officer	Stock Exchange Listing
Nasdaq: ZICA
Dale Kearns	Toronto Stock Exchange: ZIC
Chief Financial Officer

Annual General Meeting
The Annual General Meeting of the common
shareholders of Zi Corporation will be held at the
Metropolitan Conference Centre, The Royal Room at
333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m.
(Mountain Standard time) on June 3, 2004.

design and production by jd graphics & design • printed in Canada

2100, 840 - 7 Avenue SW
Calgary, Alberta Canada T2P 3G2
P (403) 233-8875
F (403) 233-8878
W www.zicorp.com